UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person FPCI ETI 2020

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,612,895

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,612,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer Talend S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 9, rue Pages 92150 Suresnes FRANCE

Item 2 (a)

Name of Person Filing:
(i)            Bpifrance Participations S.A.

(ii)           FPCI ETI 2020

(iii)          Bpifrance Investissement S.A.S.

(iv)          Caisse des Dépôts et Consignations (“CDC”)

(v)           EPIC Bpifrance (“EPIC”)

(vi)          Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:
(i) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(ii)  27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iv) 56, rue de Lille

75007 Paris

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Ordinary Shares, nominal value €0.08 per share (“Ordinary Shares”)
Item 2 (e)	CUSIP Number: 874224207 (American Depositary Shares, each representing one Ordinary Share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
Not applicable.

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Ownership is stated as of December 31, 2019 and the ownership percentages are based on 30,799,561 ordinary shares outstanding as of November 1, 2019, as disclosed by Talend S.A. in its Form 10-Q for the quarterly period ended September 30, 2019, filed on November 8, 2019.

Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance Participations S.A. is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC, a French special public entity (établissement special) and EPIC, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. FPCI ETI 2020 is managed by Bpifrance Investissement S.A.S. a French management company (société de gestion), and Bpifrance Investissement S.A.S. is a wholly-owned, indirect subsidiary of Bpifrance Participations S.A. FPCI ETI 2020, is an investment fund subject to French law, whose main purpose is to make equity investment in mid and large cap companies.

As of December 31, 2019, FPCI ETI 2020 held directly 1,612,895 American Depositary Shares, each representing one Ordinary Share, and neither Bpifrance Investissement S.A.S., Bpifrance S.A., CDC nor EPIC (collectively with FPCI ETI 2020, the “Reporting Persons”) held any Ordinary Shares directly. Bpifrance Participations S.A. and Bpifrance Investissement S.A.S. may be deemed to be the beneficial owner of the 1,612,895 American Depositary Shares held by FPCI ETI 2020, indirectly through their ownership and/or management of FPCI ETI 2020. Bpifrance S.A. may be deemed to be the beneficial owner of 1,612,895 American Depositary Shares, indirectly through its sole ownership of Bpifrance Participations S.A. CDC and EPIC may be deemed to be the beneficial owners of 1,612,895 American Depositary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Pursuant to a Shareholder Agreement (the “Shareholders Agreement”) by and among Talend S.A., FPCI ETI 2020 and the other parties named therein, each Major Shareholder (as defined therein) is entitled to nominate one member of Talend S.A.’s board of directors as long as certain continuing ownership thresholds are met.

The Reporting Persons expressly disclaim beneficial ownership over any ordinary shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement.

Item 5	Ownership of 5 Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

FPCI ETI 2020

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Caisse des Dépôts
	By:	/s/ Eric Flammarion
	Name:	Eric Flammarion
	Title:	Head of Financial Investment Division

Epic Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Bpifrance S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations